October 27, 2006
VIA EDGAR
Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the fiscal year ended January 31, 2006, filed April 17, 2006 Commission file number: 000-31869
Dear Mr. Fay:
We have received your letter dated October 13, 2006 regarding the above-referenced filing and have prepared the following response to address your inquiries. For your convenience, our response corresponds to the format of your letter.
Note 2: Acquisitions, page F-14
1.	Please further explain to us how your accounting for the contingent consideration paid to the former shareholders of SLi (“Selling Shareholders”) complied with paragraph 34 of SFAS 141 and the guidance contained in EITF 95-8.

Paragraph 34 of SFAS 141 states the following:
If the substance of the agreement for contingent consideration is to provide compensation for service or use of property or profit sharing, the additional consideration given shall be recognized as an expense of the appropriate period.
On January 25, 2002, you acquired 100% of SLi for two initial cash payments totaling approximately $13 million, with the final purchase price being dependent on certain performance criteria being achieved over the four-year period subsequent to the acquisition.

A formula in the purchase agreement stipulates that the value of SLi shall be determined as eight times after tax earnings. The payments have been structured as 40% of eight times after tax earnings up front and four annual contingent payments of 15% of eight times after tax earnings.

You contend that this formula establishes or verifies fair value. However, you are required to pay the annual contingent payment in stock that is set to a historical price. Consequently, the Selling Shareholders were able to benefit from an appreciating stock price. This provision appears to be a significant factor indicating that part of the arrangement is compensatory.

We note that the ownership structure of SLi consisted of four brothers. Two of the brothers owned 30% interests and two of the brothers owned 20% interests. The two 30% interest holders signed employment agreements that coincide with the contingent payment period. (Under EITF 95-8 an employment agreement that coincides with a contingent payment period may indicate that the contingent payments are, in substance, compensation.) A third brother is also currently employed by UTi, but not under an employment agreement. A fourth brother appears to have been only employed with UTi for a limited period of time.

We also see that you were required to pay $49 million in contingent consideration to the four brothers. (There is still one contingent payment that is required to be made.) If the purchase agreement did not have this unique provision, the contingent consideration paid would have only been $13 million. The difference in these amounts appears to be compensatory.

Key to our assertion that the difference may be compensatory is that two of the brothers were to hold senior, high level positions within UTi. Immediately after the acquisition, one of the brothers - Carlos Escario Pascual - was listed in your Form 20-F under directors and senior management. His formal title was Managing Director, Grupo SLi. In the current Form 10-K, his title is identified as President Client Solutions, Europe, Middle East and North Africa.

The following excerpt from the purchase agreement (Section 6.1.1) is also illustrative of positions that may command significant stock based compensation:
The Parties recognize their mutual interest in Mr. Jose Maria Escario Pascual and Mr. Carlos Escario Pascual to be the chief executive officers of the Company and its Subsidiaries with all the necessary faculties to such effect (and only subordinated to the Board), and to direct the day to day management of the Company and the Subsidiaries for at least the period going from Completion Date to the Payment Date of the Fifth Tranche (hereinafter the “PERMANENCE PERIOD”). [...] The Parties expressly acknowledge that the permanence and direct involvement of Messrs. Carlos and Jose Maria Escario Pascual in the ordinary management of the SLi Group pursuant to the present Clause 6.1 is an essential reason for them to enter into this Agreement in the terms contained herein...
As we have stated, the Selling Shareholders benefit both from future earnings and a rising stock price. You have not considered this latter factor in your response. It appears that the provision that enhances the earn-out payment based on an appreciating stock price should be separately analyzed under EITF 95-8. In other words, the contingent consideration clause appears to be comprised of two components. One component used to establish and verify the fair value of the acquired company (i.e., the component based on eight times earnings), and a second compensatory component.

Further, if either of the two brothers voluntarily terminate their positions within UTi, UTi “shall be entitled, but not obligated,” to immediately pay all future contingent consideration. In other words, you would be able to strip the Selling Shareholders of future growth in share price. (Refer to Section 6.1.3(2) of the purchase agreement.) This clause would appear to inextricably link part of the contingent payment arrangement to the employment of the Selling Shareholders. Consequently, the appreciation of your stock price is compensatory.

In looking at the other EITF 95-8 factors, you point out that a fourth seller who left the employment of UTi continues to receive his contingent consideration and that this is indicative of the contingent payments being additional purchase price, and not compensation. Since this seller is only a 20% shareholder and is familiarly related to the three other selling shareholders who remain with UTi, this factor is not compelling as a factor toward additional purchase price.

You also point out that the employment contracts that were entered into for Carlos Escario and Jose Maria Escario were with identical terms to their employment contracts prior to the acquisition. That is, the compensation level remained the same. This factor is similarly not persuasive as an indication of additional purchase price since the acquired company was closely held by four brothers. Pre-acquisition compensation may not have been indicative of market compensation.

You further point out that their compensation was higher than other employees at “similar positions” within UTi. However, this assertion is not supported by a substantive analysis. It appears that these post-acquisition positions may have been unique positions within UTi that require significant analysis to support your assertion.

And finally, you note that all Selling Shareholders received a pro-rata portion of the contingent earn-out in proportion to their ownership prior to the acquisition. While this factor does tend to indicate that the contingent consideration is additional purchase price, it is mitigated by the following: (1) all of the Selling Shareholders are familiarly related; and (2) shareholders that comprised 60% of the ownership signed employment agreements.

Please provide us a revised analysis of your accounting for the contingent consideration agreement that considers the above.
     Response
In making our determination as to the appropriate accounting for the contingent consideration, specifically, the payment provision that requires for the determination of the contingent consideration, in part, based upon a historical price, we considered paragraph 25 of SFAS No. 141, Business Combinations, which states the following:

“Contingent consideration
25. A business combination agreement may provide for the issuance of additional shares of a security or the transfer of cash or other consideration contingent on specified events or transactions in the future. Some agreements provide that a portion of the consideration be placed in escrow to be distributed or returned to the transferor when specified events occur. Either debt or equity securities may be placed in escrow, and amounts equal to interest or dividends on the securities during the contingency period may be paid to the escrow agent or to the potential security holder (Opinion 16, paragraph 77).”
We noted the provision contained in our arrangement is not substantially different from an escrowed share arrangement, which we believe is commonly used in practice and contemplated within SFAS No. 141. In such an arrangement, a selling shareholder is subject to the variability in the acquiring company’s share price from the date of the acquisition until the resolution of the contingency. Often, the number of acquiring company shares to be distributed to selling shareholders is determined upon the completion of a performance period. Accordingly, we did not consider the payment provision that requires the determination of the contingent consideration, in part, based upon a historical price, to be a significant factor suggesting the contingent consideration arrangement was compensatory.

We note EITF 95-8 states the following:
Factors involving terms of continuing employment

“3. Level of compensation: Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.”
Our conclusion that the compensation, other than the contingent payments, awarded the Escario brothers, is at a reasonable level in comparison to that of other key employees of the combined enterprise was an important factor in our determination as to the appropriate accounting for the contingent consideration. A detailed analysis of the compensation awarded the Escario brothers, in comparison to the compensation awarded their peers and immediate superior, follows.

The Chief Executive Officer, Roger MacFarlane, is the chief operating decision maker. During our fiscal year 2003 (year ending January 31, 2003) Mr. MacFarlane managed our operations through 4 executives that reported directly to him. Each executive is responsible for the Company’s operations in a particular region of the world. These executives are as follows:

Name	Title	Region
Peter Thorrington	President, Chief Operating Officer and Director	Americas

Matthys J. Wessels	Chairman of the Board of Directors, Chief Executive Officer African Region and Director	Africa

Alan C. Draper	Executive Vice President and President-Asia Pacific Region and Director	Asia Pacific

John S. Hextall	President-Europe, Middle East and North Africa Region	Europe
Since 2003, Mr. MacFarlane has continued to manage our business through a similar reporting structure. In addition to the 4 executives noted above with regional operating responsibility, Mr. MacFarlane, and certain other executives with administrative or other functional roles, the following individuals, each of whom held positions of responsibility with respect to our operations, were included in the 2003 Form 20-F:

Name	Title
Gordon Abbey	Managing Director UTi Africa region

David Cheng	Chairman of UTi Hong Kong and China

Brian R. J. Dangerfield	Executive Vice President Northeast Asia and the Indian Subcontinent

William T Gates	Chief Executive Officer - Standard Corporation

Graham Somerville	Managing Director Sun Couriers Division

Carlos Escario Pascual	Managing Director, Grupo SLi
Upon the acquisition of SLi and through to the current date, Carlos Escario and Jose Escario held the position of Managing Director of the SLi group, which comprises our operations in Spain and Portugal. The Escario brothers reported to John Hextell. On December 19, 2005 Carlos Escario assumed the position of President Client Solutions, Europe, Middle East and North Africa. In his new role, Mr. Escario, continues to report to Mr. Hextall and is responsible for the revenue growth and developing solutions for UTi’s global and regional strategic customers. Of the members of our executive team reported in Form 20-F, the executive group presented immediately above represents the Escario brothers immediate peer group.

A table has been provided on a supplemental basis, as discussed with Mr. Kuhn.

The table presents cash and share-based compensation for the Escario brothers’ immediate superior, and peer group, including individuals not listed in Form 20-F for the year ending January 31, 2003 and Form 10-K for the years ending January 31, 2004 and 2005. For your convenience, the table also presents the portion of the contingent consideration associated with the increase in our share price from the SLi acquisition date, which the Staff indicated appears to be compensatory. Compensatory arrangements, other than the cash and share-based arrangements presented, representing such benefits as car allowances and health club memberships, are not significant with respect to each of the named executives in the table.

In addition to our consideration of the reasonableness of the compensation awarded to the Escario brothers, as indicated in our response to the Staff on September 21, 2006, we did consider certain factors involving the pre-acquisition shareholder group. We would like to reiterate our view that the fact that each Selling Shareholder received a pro-rata portion of the contingent earn-out in proportion to their ownership prior to the acquisition was an important factor in our accounting determination. We noted the following language within EITF 95-8:
“Factors involving components of shareholder group 1. If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation. 2. The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for post-combination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price”.
In considering our fact pattern, in addition to our consideration of the above mentioned pro-rata distribution, we noted Selling Shareholders comprising 60% of the total ownership interest become key employees. We do not believe the 60% interest meets the criteria of “substantially all”, as detailed above. We further considered the following language in EITF 95-8:
“Factors involving components of shareholder group

3. The pre-acquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.”
We also wish to clarify that of the four Escario brothers comprising the Selling Shareholders, two brothers, Carlos and Jose Maria signed employment agreements, a third brother Mariano was employed for a short while after the acquisition and the fourth brother was never employed by UTi.

We considered the familial relationship of the Selling Shareholders. Based upon our interactions with the Selling Shareholders and their advisors through the negotiating process leading up to the acquisition, we determined each Selling Shareholder appeared to act in a manner consistent with their own interest and no single or group of shareholders appeared to represent a controlling interest.

In summary, in making our determination that the contingent consideration was additional purchase price, we viewed the level of compensation awarded to the Escario brothers, in comparison to their peers, as a significant factor in making our accounting determination. Conversely, as illustrated in the supplemental table provided, we believe a conclusion that the amount of contingent consideration representing the appreciation in our share price, from the date of acquisition of SLi, would result in compensation expense many times in excess of their peer group, the executive immediately superior to the Escario brothers, and the most senior executives of the company. We note this conclusion is further supported by the amount paid to the Escario brothers relative to the last contingent earn-out payment in relation to fiscal 2006, which amounted to $43.5 million which was finalized and paid during our current third quarter of fiscal 2007.

Our conclusion regarding the reasonableness of the compensation awarded the Escario brothers and factors involving the Selling Shareholder group coupled with those factors and indicators detailed in our response to the Staff dated September 21, 2006, which more fully addresses all factors and indicators detailed in EITF 95-8 and our consideration with respect to the factors and indicators discussed in item 2 below, resulted in our determination that the contingent consideration was not a compensatory arrangement.

Our consideration with respect to your comments regarding section 6.1.3(2) of the SLi purchase agreement is contained in our response to item 2 below.

2.	In addition, please explain to us how you have considered section 6.1.3(2) of the purchase agreement in your determination of the proper accounting for that portion of the contingent consideration that relates to increased earnings after the date of acquisition. We note that if either of the two brothers voluntarily terminates their positions within UTi, UTi shall be entitled, but not obligated, to replace the amount payable under the tranches not yet paid at the moment of voluntary termination by the lower of the following amounts:
i.	an amount equivalent to [...***...] of [...***...] the average of earnings after taxes of SLi Group during the accounting years closed before the voluntary termination multiplied by the number of tranches pending to be paid by the purchaser to the sellers; and

ii.	an amount equivalent to [...***...] of [...***...] the earnings after taxes of the SLi Group during the accounting year closed before the voluntary termination multiplied by the number of tranches pending to be paid by the purchaser to the sellers.
Consequently, you would also be able to strip from the Selling Shareholders a portion of the contingent consideration that relates to future increases in earnings. According to EITF 95-8, “a contingent arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services.” Based on the guidance in the EITF, it appears that a portion of your contingent consideration payments is compensatory. Please explain to us how you have considered section 6.1.3(2) of the purchase agreement in your determination of the proper accounting under
EITF 95-8.

     Response
In making our determination as to the appropriate accounting for the contingent consideration in accordance with EITF 95-8, narrowly as it relates to the terms set forth in section 6.1.3(2) of the purchase agreement, we noted the section addresses only some of the events and conditions that give rise to employment termination. Accordingly, we considered the section with those other sections of the agreement that address the remaining events and conditions that give rise to employment termination. Such events and conditions include, among others, death, disability, retirement and unfair termination (termination without cause). These termination events and conditions are addressed in sections 6.1.3(1) and 6.1.3(3) of the purchase agreement.

Specifically as it relates to termination of employment, Section 6.1.3(1) provides for an alternate determination of the contingent purchase price, to the extent not yet paid, at the option of the Selling Shareholders, in the event of involuntary termination, as defined, which includes death, retirement, inability to continue working or serious illness. We noted this section does not provide for automatic or other forfeiture, but rather an option exercisable at the discretion of the Selling Shareholders, to fix one portion of the variable nature of the contingent consideration. Accordingly, if the alternate payment option is not elected, the Selling Shareholders are entitled to receive the full amount of the contingent consideration. We noted the Selling Shareholders right to the contingent consideration, in this regard, is not dependent upon continuing employment with the Company. In other words, were the Selling Shareholders to simply retire, become disabled or die, the contingent consideration payable under the purchase agreement would be the full amount and would not be subject to change, other than at the election of the Selling Shareholders.

Similarly, Section 6.1.3(3) provides for an alternate determination of the contingent purchase price, to the extent not yet paid, at the option of the Selling Shareholders, in the event of unfair termination, as defined. We noted this section does not provide for automatic or other forfeiture. Accordingly, we noted the Selling Shareholders’ right to the contingent consideration, in this regard, is not dependent upon continuing employment with the Company. In summary, under both Sections 6.1.3(1) and 6.1.3(3), the Selling Shareholders would not be required to provide future services in order that they receive the full amount of contingent consideration otherwise due them.

In evaluating section 6.1.3(2), we noted the forfeiture of the portion of the contingent consideration that relates to future increases in earnings is not automatic, but rather at the election of the Company. We considered the intent and purpose underlying the creation of this right. During our negotiations, the Selling Shareholders negotiated the abovementioned alternate payment options with respect to sections 6.1.3(1) and 6.1.3(3), presumably as protective rights, against the possibility that the Company might take actions in the periods subsequent to their departure, which might depress earnings after taxes of the acquired company. Similarly, we negotiated the alternate payment option in section 6.1.3(2) as a protective right, exercisable at our election rather than effective automatically in the event of termination, against the possibility that the Selling Shareholders might take actions in the periods prior to their departure, which might increase earnings after taxes in the near term, including the period subject to the contingent consideration, to the detriment of the long-term value of the business.

In summary, when considering the importance of the factors and indicators surrounding the termination rights in the purchase agreement, we believed the Selling Shareholders’ rights to the full amount of the contingent consideration in the event of retirement, death, disability or termination without cause and our intent to create protective rights in establishing the alternate payment option under section 6.1.3(2) of the purchase agreement, were strong indicators that no portion of the contingent consideration represented a compensatory arrangement.

3.	Please provide us with a copy of the Concentrek acquisition agreement. In addition, clarify your statement that selling shareholders who remained as employees held 40% of the stock of Concentrek. Your prior response appears to indicate that the three employees who signed employment agreements owned 95.25% of the outstanding shares - including the shares owned by one selling shareholder who appears to be related to a selling shareholder who became an employee.
     Response
As discussed with Mr. Kuhn, we are sending you the Concentrek acquisition agreement under separate cover by courier.

The capital structure of Concentrek comprised of three classes of shares, namely common stock, class A preferred stock, and class B preferred stock. The Articles of Association of Concentrek provided that, in the event of a sale of the company, each shareholder of each class of shares shall have identical rights. The purchase price payable to each of the shareholders was in proportion to their shareholding as a percentage of the total outstanding shares, both common and preferred stock. On this basis, the shareholders who remained as employees (including one selling shareholder who is related to a selling shareholder who became an employee) held 40% of the total outstanding shares. This represented 95.25% of the outstanding common stock.
* * * * * * *

Please feel free to contact me at (310) 661-3541 with any questions or for further discussion.
Sincerely,
Lawrence R Samuels
UTi Worldwide Inc.